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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 5)

                    Under the Securities Exchange Act of 1934

                               Wegener Corporation
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    948595104
                                 (CUSIP Number)

                          Frederick W. Dreher, Esquire
                            John W. Kauffman, Esquire
                     Duane Morris LLP, 30 South 17th Street
                 Philadelphia, PA 19103; telephone: 215-979-1227
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 21, 2005
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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SCHEDULE 13D

-------------------
CUSIP No. 948595104
-------------------

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
     Henry Partners, L.P.
     I.R.S. I.D. No. 23-2888396
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)  [X]

     (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
     N/A
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER
                   720,000 shares
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8   SHARED VOTING POWER
BENEFICIALLY       -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING        720,000 shares
   PERSON      -----------------------------------------------------------------
    WITH       10  SHARED DISPOSITIVE POWER
                   -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     720,000 shares
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     PN
--------------------------------------------------------------------------------

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-------------------
CUSIP No. 948595104
-------------------

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
     Matthew Partners, L.P.
     I.R.S. I.D. No. 23-3063303
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)  [X]

     (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
     N/A
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER
                   280,000 shares
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8   SHARED VOTING POWER
BENEFICIALLY       -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING        280,000 shares
   PERSON      -----------------------------------------------------------------
    WITH       10  SHARED DISPOSITIVE POWER
                   -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     280,000 shares
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     PN
--------------------------------------------------------------------------------

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-------------------
CUSIP No. 948595104
-------------------

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
     Henry Investment Trust, L.P.
     I.R.S. I.D. No. 23-2887157
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)  [X]

     (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
     N/A
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Pennsylvania
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER
                   1,000,000 shares*
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8   SHARED VOTING POWER
BENEFICIALLY       -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING        1,000,000 shares*
   PERSON      -----------------------------------------------------------------
    WITH       10  SHARED DISPOSITIVE POWER
                   -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,000,000 shares
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     PN
--------------------------------------------------------------------------------

* NOTE: Henry Investment Trust, L.P. is the sole general partner of each of Henry Partners, L.P. and Matthew Partners, L.P.

-------------------
CUSIP No. 948595104
-------------------

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
     David W. Wright
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)  [X]

     (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
     N/A
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER
                   1,000,000 shares*
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8   SHARED VOTING POWER
BENEFICIALLY       -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING        1,000,000 shares*
   PERSON      -----------------------------------------------------------------
    WITH       10  SHARED DISPOSITIVE POWER
                   -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,000,000 shares
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     IN
--------------------------------------------------------------------------------

* NOTE: David W. Wright is the President of Canine Partners, LLC, which is the sole general partner of Henry Investment Trust, L.P. Henry Investment Trust, L.P. is the sole general partner of each of Henry Partners, L.P. and Matthew Partners, L.P.

-------------------
CUSIP No. 948595104
-------------------

     The following constitutes Amendment No. 5 to the Schedule 13D filed by Henry Partners, L.P., Matthew Partners, L.P., Henry Investment Trust, L.P. and David W. Wright with the Securities and Exchange Commission on August 26, 2005, as amended by Amendment No. 1 filed on September 29, 2005, Amendment No. 2 filed on October 21, 2005, Amendment No. 3 filed on December 29, 2005 and Amendment No. 4 filed on February 8, 2006.

Item 1. Security and Issuer.

     This statement relates to shares of the common stock, $.01 par value per share (the "Shares"), of Wegener Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 11350 Technology Circle, Duluth, Georgia 30097.

Item 4. Purpose of the Transaction.

     At the Issuer's Annual Meeting held on January 31, 2006, Henry nominated David W. Wright and Jeffrey J. Haas as Class II directors of the Issuer's Board of Directors. At the reconvened Annual Meeting held at 1 p.m. on February 3, 2006, David W. Wright and Jeffrey J. Haas were elected as Class II directors of the Issuer's Board of Directors. Mr. Wright and Professor Haas, therefore, are now serving as directors of the Issuer. As of the close of business on February 3, 2006, Professor Haas is no longer deemed a member of the group under this
Schedule 13D. Immediately after the adjournment of the reconvened 2006 Annual Meeting, the Issuer's Board convened a meeting of the Issuer's Board of Directors. At the Board meeting, the size of the Board was increased from seven to nine members and Robert Placek and Wendell Bailey, the two Issuer-nominated directors who had just been defeated in the proxy contest, were elected to fill the two vacancies that resulted from the increase in the size of the Board. The motion for such actions was carried, over the objection of Mr. Wright and Mr. Haas, and Mr. Placek and Mr. Bailey became appointed as directors to the Board. Thereafter, Mr. Placek was elected as Chairman of the Board. This action also passed, over the objection of Mr. Wright and Mr. Haas. The Issuer announced these actions in a press release and reported them on a Form 8-K report.

     Henry Partners, L.P. and Matthew Partners, L.P. (collectively, "Plaintiffs") filed a complaint (civil action no. 1953-N) pursuant to 8 Del. C. 225 in the Delaware Court of Chancery in and for New Castle County on February 21, 2006 (the "Complaint"). In the Complaint, Plaintiffs allege that seven incumbent directors of the Issuer breached their fiduciary duties by inequitably manipulating the corporate machinery to expand the size of the Board of directors by two seats and to reappoint to those two seats two directors voted off of the board by the Issuer's stockholders at the Issuer's 2006 annual meeting. In the

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Complaint, Plaintiffs seek an order invalidating the expansion of the Board and the reappointment of the former incumbent directors and a declaration that the incumbent directors breached their fiduciary duties, together with an award of damages and the costs and fees associated with the action.

     No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D/A, except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

     The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares or changing their intention with respect to any and all matters referred to in this Item 4.

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                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigneds' knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                        HENRY PARTNERS, L.P., by its General
                                        Partner, HENRY INVESTMENT TRUST, L.P.,
                                        by its General Partner, CANINE PARTNERS,
                                        LLC


Date: February 22, 2005                 By: /s/ David W. Wright
                                            ------------------------------------
                                            David W. Wright,
                                            President


                                        MATTHEW PARTNERS, L.P., by its General
                                        Partner, HENRY INVESTMENT TRUST, L.P.,
                                        by its General Partner, CANINE PARTNERS,
                                        LLC


Date: February 22, 2005                 By /s/ David W. Wright
                                           -------------------------------------
                                           David W. Wright,
                                           President


                                        HENRY INVESTMENT TRUST, L.P., by its
                                        General Partner, CANINE PARTNERS, LLC


Date: February 22, 2005                 By: /s/ David W. Wright
                                            ------------------------------------
                                            David W. Wright,
                                            President


Date: February 22, 2005                 /s/ David W. Wright
                                        ----------------------------------------
                                        David W. Wright